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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 TRAVLANG, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                  449-629-10-4
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                                 (CUSIP Number)

       LUCIEN GELDZAHLER, 2 HASHILOACH ST., PETACH TIKVA, ISRAEL 49170,
                                011972 3 971 0548
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 MARCH 13, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)



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CUSIP No. 449-629-10-4                 13D                     Page 2 of 6 Pages


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            R.U.D. Investments, N.V.
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  |_|
                                                                (b)  |_|
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
            OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     |_|
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6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Netherlands Antilles
--------------------------------------------------------------------------------
                                    7    SOLE VOTING POWER
            NUMBER OF                    19,769
             SHARES                 --------------------------------------------
           BENEFICIALLY             8    SHARED VOTING POWER
             OWNED BY                    0
               EACH                 --------------------------------------------
            REPORTING               9    SOLE DISPOSITIVE POWER
           PERSON WITH                   19,769
                                    --------------------------------------------
                                    10    SHARED DISPOSITIVE POWER
                                          0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              19,769
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     |_|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              19.8
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
              CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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CUSIP No. 449-629-10-4                 13D                     Page 3 of 6 Pages


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Shmuel Weiss
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  |_|
                                                                (b)  |_|
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
            OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     |_|
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Netherlands Antilles
--------------------------------------------------------------------------------
                                    7    SOLE VOTING POWER
            NUMBER OF                    19,769
             SHARES                 --------------------------------------------
           BENEFICIALLY             8    SHARED VOTING POWER
             OWNED BY                    0
               EACH                 --------------------------------------------
            REPORTING               9    SOLE DISPOSITIVE POWER
           PERSON WITH                   19,769
                                    --------------------------------------------
                                    10    SHARED DISPOSITIVE POWER
                                          0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              19,769
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*
                                                                     |_|
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            19.8
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
            IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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                                                               Page 4 of 6 Pages


Item 1.   Security and Issuer.

          This statement relates to the Series B Preferred Stock, par value $1.00 per share ("Series B Preferred"), of Travlang, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 2 Hashiloach St., Petach Tikva, Israel 49170.

Item 2.   Identity and Background.

          This statement is filed jointly by R.U.D. Investments, N.V. ("RUD") and Shmuel Weiss ("Weiss"). The business address for Mr. Weiss is 2 Hashiloach Street, Petach Tikva, Israel 49722. Mr. Weiss is a director of Travlang, Inc.

          The business address for R.U.D. Investments, N.V. is c/o Maduro & Curiel's Trust Company, Scharlooweg 32, Curacao, Netherlands Antilles.

          During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          On March 13, 2002, Travlang, Inc., a Delaware corporation (the "Purchaser"), pursuant to a Stock Purchase Agreement dated as of January 17, 2002 (the "Agreement"), acquired all of the outstanding capital stock of Sec2wireless, Inc., a Delaware corporation ("Sec2w"). Pursuant to the terms of the Agreement, the former shareholders of Sec2w (including the Reporting Persons) received an aggregate of 80,379 shares of Series B Preferred. RUD received 19,769 shares of such Series B Preferred. Weiss is the beneficial owner of the shares of Series B Preferred owned by RUD.

          Each share of Series B Preferred is convertible into 1,000 shares of common stock, par value $.01 per share of Purchaser (the "Common Stock"), subject to anti-dilution protection. Based on the number of shares of Common Stock outstanding on the date of this report, the Series B Preferred is convertible into 15.3% of the outstanding Common Stock.

Item 4.   Purpose of Transaction.

          The purpose of the acquisition of the shares by Purchaser was for the stockholders of Purchaser to acquire control over Sec2w. Upon the consummation of the acquisition, Sec2w became a wholly-owned subsidiary of Purchaser and Weiss became a director of Purchaser.

Item 5.   Interest in Securities of the Issuer.

(a)       Weiss is the beneficial owner of the Series B Preferred.

(b)       Weiss has sole voting power and dispositive power over the Series B
          Preferred.

(c) Neither of the Reporting Persons has effected any transactions in the capital stock of the Purchaser during the past 60 days, with the exception of the acquisition of Series B Preferred disclosed in this Schedule 13D.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Series B Preferred.

(e)       Inapplicable


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                                                               Page 5 of 6 Pages


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Inapplicable

Item 7.   Materials to be Filed as Exhibits.

          Exhibit 1. Stock Purchase Agreement, dated January 17, 2002, by and among Travlang, Inc. and Sec2wirelss, Inc., as amended.



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                                                               Page 6 of 6 Pages


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2002
       Petach Tikva, Israel                       R.V.P. Investments, N.V.

                                                  By: /s/ Shmuel Weiss
                                                      -------------------------
                                                      Name:  Shmuel Weiss
                                                      Title: President